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News Release – May 30, 2019

Tanzanian Gold Announces End of Phase I In-Pit Drilling Program.

The final three holes of this phase intersected significant intervals of continuous gold mineralization. Highlights within the pit include 29.6m @ 2.8 g/t Gold incl. 1.0m @ 47.7 g/t Gold and 21.0m @ 2.8 g/t Gold incl. 1.0m @ 19 g/t Gold and Highlights Outside and Below the pit include 89.6m @ 1.5 g/t Gold incl. 2.0m @ 16.6 g/t Gold

TORONTO, May 30, 2019 (GLOBE NEWSWIRE) -- Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (the "Company”) is pleased to announce results from three holes that bring to an end Phase I of the in-pit drilling program. On January 10, 2019, the company announced a three Phase drilling program at the Buckreef Gold project. The primary objective of Phase I was to upgrade Inferred Resources within the open pit, as defined in the June 26, 2018 43-101 Pre-Feasibility Study, as well as to add additional ounces to the pit.  In total approximately 4,700m where drilled in the Phase I pit infill drilling program.

Mr. James Sinclair, Tanzanian Gold Corporation (TRX) Executive Chairman said of the Phase I results, “Our open pit and the substantive mineralized zones we are confirming both in, and below the pit continue to impress.  I believe we are seeing our thesis of wider, deeper, richer being confirmed as we progress our drilling program from Phase I into Phase II. Intersecting 89.6 meters or approximately 294 feet of continuous gold mineralization outside and below the pit is spectacular and bodes well for our future”.

Hole U22-1 was a diamond drill hole that went through the open pit and continued outside and below the current pit bottom. Both Hole L19-1 and PBR011 were RC holes that were in the open pit. Each of these three holes intersected significant intervals of continuous gold mineralization ranging from 89.6 m to two intersections of about 30m and to three intersections in the range of 17m - 21.0m. Also notable is the fact that many of these intersections were at an average gold grade that is significantly higher than the weighted gold grade of 1.5 g/t for the entire open pit.

Intersections from Hole U22-1 are shown from inside the open pit and from below the pit bottom which is approximately 210m from surface. Several notable intersections; such as 9.4m @ 6.5 g/t Au and 5.0m @ 7.7 g/t Au were encountered approximately 120m below the pit bottom. Significant intersections were also found below the open pit bottom in Hole 13-3, the first hole of Phase II, as reported in the company's press release of May 1, 2019. All remaining holes in Phase II will be testing for mineralization at various levels below the open pit bottom.

Significant intercepts from the last three holes of Phase I are:

Hole U22-1

     Inside the Open Pit:

▪

29.6m grading @ 2.8 g/t Au starting at 81.5m; including

▪

3.7m grading @ 19.5 g/t Au from 84m, including

▪

1.0m grading @ 47.7 g/t Au at 86m

      Outside & Below Open Pit:

•

89.6m grading @ 1.5 g/t Au starting at 147m, including

▪

9.4m grading @ 6.5 g/t Au from 261.8m, including

▪

6.2m grading @ 8.5 g/t Au from 265m, including

•

2.0m grading 16.6 g/t Au starting at 267m

▪

5.0m grading 7.7 g/t Au from 274m, including

▪

3.1m grading @ 11.2 g/t Au at 274.9m

Hole L19-1

▪

31.0m grading @ 1.3 g/t Au starting at140 m, including

▪

7m grading @ 2.6 g/t Au starting at 140m, including

▪

1.0m grading @ 6.7 g/t Au at 142m; and

▪

7m grading @ 1.4 g/t Au starting at 151m; and

▪

7m grading @ 1.8 g/t Au starting at 164 m

•

17m grading @ 1.5 g/t Au starting at 215m including

▪

8.0m grading at 2.2 g/t Au starting at 221m

 Hole PBR011

•

21.0m grading @ 2.8 g/t Au starting at 143m, including

o

2.0m grading at 12.1 g/t Au from 162m, including

▪

1.0m grading @ 19 g/t Au at 163m

The intersections reported here are a down-hole length and may not represent true width, but the true width is estimated to be 50 – 60%.

Mr. Jim Sinclair, Chairman (TRX) commented, “ We have  reached a significant milestone with the completion of the Phase I program.  The assay results and the geological information from Phase I will be incorporated into a Resource - Geological Model that will also incorporate results from previous drilling as well as information received from the remaining 2 phases of our current drill program.

Mr.  Sinclair continued, "I believe that the results from Phase I could add more ounces to the pit as defined in our positive Pre-Feasibility Study." Mr. Sinclair concluded " I am also particularly pleased with the early results from Phase II which are finding quality intersection below the bottom of the open pit.  The results including U22-1 announced today give indications of strong mineralization, gold values and most importantly, impressive widths. The future of the Buckreef Project has never looked brighter”.

Sample Protocol and QA/QC

The sample chain of custody is managed by the Buckreef technical team under the supervision of Anthony Minde. Gold analyses reported in this release were performed by standard fire assay using a 50-gram charge with atomic absorption finish (0.01ppm LLD) and a gravimetric finish for assays greater than 10 grams per tonne. All assays were performed by Nesch Mintech Laboratory in Mwanza. Sampling and analytical procedures are subject to a comprehensive quality assurance and quality control program. The QAQC program includes duplicate samples, blanks and analytical standards.

Intervals of core to be analyzed are split in half with a mechanized core cutter, with one half sent to the Laboratory for geochemical analysis and the remaining half kept in storage for future reference and uses.

Nesch Mintech Laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting.

Qualified Person

The Company’s Qualified Person, Mr. Peter Zizhou, has reviewed and approved the contents of this news release.  Mr.  Zizhou has a Master of Science (Exploration Geology) degree from the University of Zimbabwe (2000) and is a registered professional natural scientist with SACNASP (Reg. No. 400028/08).

Respectfully Submitted,

"James E. Sinclair"

James E. Sinclair

Executive Chairman

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.tangoldcorp.com

The Toronto Stock Exchange and NYSE MKT LLC have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.